November 1, 2005


Daniel T. Meisenheimer, III, President
United States Basketball League
46 Quirk Road
Milford, CT 06460


	Re:	United States Basketball League
		Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
Filed July 27, 2005
		File No. 001-15913


Dear Mr. Meisenheimer, III:

      We have reviewed your Form 10-QSB for the fiscal quarter ended
May 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-QSB for the Fiscal Quarter Ended May 31, 2005

Consolidated Statements of Operations, page 4

1. We note you recognized a $68,189 net gain from marketable equity securities. Please tell us how this amount reconciles to the amount reported in the Consolidated Statements of Cash Flows on page 6. Additionally, in your notes to the consolidated financial statements, please explain what this gain represents, when the securities were acquired and provide all disclosures required under paragraph 21 of
FASB Statement No. 115.

Summary of Significant Accounting Policies, page 7

2. We note you reclassified your investment in marketable equity securities effective March 1, 2005. Please tell us whether you had any investment in marketable equity securities as of February 28,
2005
and if so, where they were reported in your Form 10-KSB for the fiscal year ended February 28, 2005. Please also tell us the reason for the change from available for sale category to trading securities category.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. Meisenheimer, III
United States Basketball Association
November 1, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010